Recovery Energy, Inc.
1900 Grant Street, Suite #720
Denver, CO 80203
1-888-887-4449

July 22, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-7010
Attn:      Anne Nguyen Parker – Branch Chief

Re:	Recovery Energy, Inc.
Registration Statement on Form S-1
Filed January 22, 2013, amended May 21, 2013 and July 1, 2013
File No. 333-186108

Dear Ms. Parker:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Recovery Energy, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Daylight Time on Monday, July 22, 2013, or as soon thereafter as practicable.

The Company acknowledges that:

●
should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise Ronald R. Levine, III of Davis Graham & Stubbs LLP at (303) 892-7514 when the order declaring the Registration Statement effective is signed.

Sincerely,
/s/ A. Bradley Gabbard
A. Bradley Gabbard
President and Chief Financial Officer

cc:           Caroline Kim
Ronald R. Levine, III